Exhibit 99.1
Form 51-102F3
Material Change Report
AETERNA ZENTARIS INC.

1.	Name and Address of Company
Aeterna Zentaris Inc. (the “Corporation”)
1405 du Parc-Technologique Boulevard
Quebec City, Quebec
Canada, G1P 4P5

2.	Date of Material Change
December 28, 2012.

3.	News Release
On December 28, 2012, the Corporation issued a news release indicating the material change, which was disseminated in Canada on the Canada NewsWire service. A copy of such news release is attached hereto as Schedule A.

4.	Summary of Material Change
On December 28, 2012, the Corporation announced that it had reached an agreement with the U.S. Food and Drug Administration ("FDA") on a Special Protocol Assessment ("SPA") for an upcoming Phase 3 registration trial in endometrial cancer with its doxorubicin peptide conjugate, AEZS-108. The SPA agreement states that the proposed trial protocol design, clinical endpoints and planned analyses are acceptable to the FDA to support a regulatory submission.

5.	Full Description of Material Change
The news release attached as Schedule A hereto sets forth a complete description of the material change.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.

7.	Omitted Information
Not applicable.

8.	Executive Officer
Further information regarding the matters described in this report may be obtained from Dennis Turpin, Senior Vice President and Chief Financial Officer. Mr. Turpin is knowledgeable about the details of the material change and may be contacted at (418) 652-8525.

9.	Date of Report
January 3, 2013.

Schedule A
NEWS RELEASE
(December 28, 2012)
Press Release
For immediate release
Aeterna Zentaris Inc. 1405 du Parc-Technologique Blvd.
Québec (Québec) Canada G1P 4P5 T 418 652-8525
www.aezsinc.com

December 28, 2012
Aeterna Zentaris Granted Special Protocol Assessment by the FDA for Phase 3 Registration Trial in Endometrial Cancer with AEZS-108
Québec City, Canada, December 28, 2012 - Aeterna Zentaris Inc. (NASDAQ: AEZS, TSX: AEZ) (the "Company") today announced that it has reached an agreement with the U.S. Food and Drug Administration ("FDA") on a Special Protocol Assessment ("SPA") for an upcoming Phase 3 registration trial in endometrial cancer with its doxorubicin peptide conjugate, AEZS-108. The SPA agreement states that the proposed trial protocol design, clinical endpoints and planned analyses are acceptable to the FDA to support a regulatory submission.
"We are pleased with the agreement with the FDA which provides us with a clearly defined development and regulatory pathway for AEZS-108 in endometrial cancer", stated Juergen Engel, PhD, President and CEO at Aeterna Zentaris. "AEZS-108's innovative targeted approach could offer a new treatment option for women with endometrial cancer and provide the Company with a significant market opportunity."
Study Design
This will be an open-label, randomized, multicenter Phase 3 trial conducted in North America and Europe, comparing AEZS-108 with doxorubicin as second line therapy for locally-advanced, recurrent or metastatic endometrial cancer. The trial will involve approximately 500 patients and the primary efficacy endpoint is improvement in median Overall Survival.
About Special Protocol Assessments ("SPA")
The SPA process is a procedure by which the FDA provides official evaluation and written guidance on the design and size of proposed protocols that are intended to form the basis for a Biologics License Application ("BLA") or New Drug Application ("NDA"). Final marketing approval depends on the results of efficacy, the adverse event profile and an evaluation of the benefit/risk of treatment demonstrated in the Phase 3 trial.
About AEZS-108
AEZS-108 represents a new targeting concept in oncology using a hybrid molecule composed of a synthetic peptide carrier and a well-known chemotherapy agent, doxorubicin. AEZS-108 is the first intravenous drug in advanced clinical development that directs the chemotherapy agent specifically to Luteinizing Hormone Releasing Hormone ("LHRH")-receptor expressing tumors, resulting in more targeted treatment with less damage to healthy tissue. The product has successfully completed Phase 2 studies for the treatment of ovarian and endometrial cancer and the Company is currently planning a Phase 3 trial in endometrial cancer under a Special Protocol Assessment. AEZS-108 is also in Phase 2 trials in prostate, breast and bladder cancer. AEZS-108 has been granted orphan drug designation by the FDA and orphan medicinal product designation from the European Medicines Agency for the treatment of ovarian cancer. Aeterna Zentaris owns the worldwide rights to AEZS-108.

About Endometrial Cancer
Endometrial cancer is the most common gynecologic malignancy and develops when abnormal cells amass to form a tumor in the lining of the uterus. It largely affects women over the age of 50 with a higher prevalence in Caucasians and a higher mortality rate among African Americans. Approximately one in 30 women is diagnosed with endometrial cancer every year. According to the American Cancer Society, 47,130 new cases of endometrial are expected to be diagnosed in the United States in 2012, and Data Monitor expects 35,600 new cases in EU-G5 in 2013, with about 20% recurrent disease.
About Aeterna Zentaris
Aeterna Zentaris is an oncology and endocrinology drug development company currently investigating treatments for various unmet medical needs. The Company's pipeline encompasses compounds at all stages of development, from drug discovery through to marketed products. For more information please visit www.aezsinc.com.
Forward-Looking Statements
This press release contains forward-looking statements made pursuant to the safe harbour provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the risk that safety and efficacy data from any of our Phase 3 trials may not coincide with the data analyses from previously reported Phase 1 and/or Phase 2 clinical trials, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or by applicable law.
Investor Relations
Ginette Beaudet Vallières
Investor Relations Coordinator
(418) 652-8525 ext. 265
gvallieres@aezsinc.com

Media Relations
Paul Burroughs
Director of Communications
(418) 652-8525 ext. 406
pburroughs@aezsinc.com